FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	February	2006
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

    .

Document 1. 2.

News Release dated February 3, 2006 (“RIM CFO to Present at CIBC World Markets' Institutional Investor Conference")

News Release dated February 6, 2006 (“RIM Announces BlackBerry Connect for the New Sony Ericsson P990 and M600")

Page No 1 3

Document 1

February 3, 2006

FOR IMMEDIATE RELEASE

RIM CFO TO PRESENT AT CIBC WORLD MARKETS’ INSTITUTIONAL INVESTOR CONFERENCE

Waterloo, ON – Dennis Kavelman, Chief Financial Officer at Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) will present at the CIBC World Markets’ Institutional Investor Conference in Whistler, BC, Canada on Friday, February 17, 2006. The presentation, which is scheduled to begin at approximately 8:00 am Pacific Time will be available via live audio webcast on RIM’s website and can be accessed by logging on at www.rim.com/investors/events/index.shtml.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Courtney Flaherty
Brodeur Worldwide for RIM
212.771.3637
cflaherty@brodeur.com

Investor Contact:
RIM Investor Relations
519.888.7465
Investor_relations@rim.com

Document 2

February 6, 2006

FOR IMMEDIATE RELEASE

RIM Announces BlackBerry Connect for the New Sony Ericsson P990 and M600

Waterloo, ON – Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced it is extending its relationship with Sony Ericsson to bring BlackBerry® connectivity to the new Sony Ericsson P990 and M600 phones. The P990 and M600 are based on the enhanced Symbian OS version 9.1 platform.

The Sony Ericsson P990 and M600 with BlackBerry Connect™ will allow customers to choose and enjoy the feature-rich capabilities of each phone together with RIM’s popular BlackBerry services. Supported BlackBerry features include push-based wireless email access, wireless email reconciliation and attachment viewing through BlackBerry Enterprise Server™ and BlackBerry Internet Service™. Additional features supported through BlackBerry Enterprise Server include:

o wireless calendar synchronization;
o remote look-up of corporate email address directory;
o Triple DES encryption; and
o IT policy enforcement and commands (such as remotely disabling or wiping data from a device in the event it is lost or stolen).

The P990 is the next in a line of successful Sony Ericsson smartphones (including the P800, P900 and P910) and is based on the same proven concept and recognizable form factor. The M600 provides email capabilities and a mobile phone together in an extremely stylish, slim device featuring a touch-screen display and handwriting recognition software.

“Last year we successfully launched BlackBerry Connect on the P910 with many global operators. We are now looking forward to offering BlackBerry Connect on our latest devices,” said Brendan Press, Head of Enterprise Marketing at Sony Ericsson. “Sony Ericsson is committed to working with partners such as RIM to provide empowering mobile solutions for business customers.”

“We are working with Sony Ericsson to provide customers and carrier partners with a broader choice of handsets that can leverage the unique strengths and reliability of the proven BlackBerry platform,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. “BlackBerry Connect and the BlackBerry platform provide a powerful and optimized wireless solution that is designed to satisfy the distinct requirements of end-users, IT departments and carriers.”

For corporate customers, BlackBerry Enterprise Server software tightly integrates with Microsoft Exchange and IBM Lotus Domino and works with existing enterprise systems to enable secure, push-based wireless access to email and other corporate data. For individuals and smaller businesses, BlackBerry Internet Service allows users to access up to ten corporate and/or personal email accounts (including Microsoft Exchange, IBM Lotus Domino and most popular ISP email accounts) from a single device.

The Sony Ericsson P990 and M600 phones with BlackBerry Connect will be demonstrated at the RIM and Sony Ericsson booths (#B42, Hall 8 and #BO2a, Hall 8 respectively) at 3GSM from February 13 – 16, 2006.

About Sony Ericsson Mobile Communications

Sony Ericsson Mobile Communications serves the global communications market with innovative and feature-rich mobile phones, accessories, PC-cards and M2M solutions. Established as a joint venture by Sony and Ericsson in 2001, with global corporate functions located in London, the company employs approximately 5,000 people worldwide, including R&D sites in Europe, Japan, China and America. Sony Ericsson is the global title sponsor of the Women’s Tennis Association, and works with the Association to promote the Sony Ericsson WTA Tour in over 80 cities during the year. For more information on Sony Ericsson, please visit www.sonyericsson.com

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contacts:
Courtney Flaherty
Brodeur for RIM
(212) 771-3637
cflaherty@brodeur.com

Investor Contacts:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	February 7, 2006	By:	/s/ Brian Bidulka (Signature)
Brian Bidulka
Vice President, Corporate Controller